

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 20, 2017

<u>Via E-Mail</u>
Christopher Cossins
Director, Principal Executive Officer
Linde plc (f/k/a/Zamalight plc)
The Priestley Centre
10 Priestley Road
The Surrey Research Park
Guildford
Surrey GU2 7XY
United Kingdom

>   **Re: Linde plc (f/k/a Zamalight plc)**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed July 12, 2017**
>   **File No. 333-218485**

Dear Mr. Cossins:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2017 letter.

<u>Summary, page 10</u>

<u>The Exchange Offer, page 13</u>

<u>Treatment of Linde Equity Awards, page 14</u>

1.   We note the expanded disclosure you provided in response to comment 3. Please further expand this disclosure to explain how it will be determined whether the Linde equity award is paid out in cash versus replaced with Linde plc equity awards.

Interests of Directors, Board Members, and Executive Officers . . . (see page [—]), page 23

2.   We note your response to comment 8 and we re-issue our comment. Please quantify the pecuniary interests of the directors and officers. Please also quantify these amounts in your related risk factor on page 40.

Summary Selected Historical Consolidated Financial Information of Linde, page 32

3.   We note your response to comment 58. As previously requested, please revise the title of the non-IFRS measure, group operating profit from continuing operations, so that it is obvious to investors that the measure is that of a non-IFRS measure. An example would be to rename the non-IFRS measure to segment group operating profit from continuing operations. Please refer to Item 10(e)(1)(ii)(e) of Regulation S-K for guidance.

Risk Factors, page 36

Praxair and Linde are subject to anti-corruption laws in the jurisdictions …, page 59

4.   In your response to comment 10 you discuss Linde's sales to Syria and Sudan. As we requested in comment 10, please tell us the nature of Linde's contacts with Syria and Sudan, including the services or products provided. As we requested in comment 11, please tell us the approximate dollar amount of Linde's revenues from Syria and Sudan for the past three fiscal years and subsequent interim period.

Background of the Business Combination, page 92

5.   We note your response to comment 15 and we re-issue our comment in part. Please elaborate on the role of the financial advisors, including which financial advisors participated in these feasibility evaluations on behalf of each company and how they were selected. Please also elaborate on the outcome of the feasibility evaluations, including any potential issues and recommendations raised by each company and its advisors.

6.   Please revise your disclosure to discuss the "serious concerns" raised by the individual members of the Linde executive board and key managers.

7.   We note your response to comment 19 and your references to "other factors" that justified a higher valuation. Please revise your disclosure to discuss such "other factors."

Opinion of Goldman Sachs, Financial Advisor to the Linde Supervisory Board, page 127

8.   We note your revised disclosure in response to comment 30 that no fees were paid to Goldman Sach's investment banking division. Please revise to disclose all fees paid to Goldman Sachs during the past two years. See Item 1015(b)(4)(i) of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Information, page 231

9.   Please expand your disclosures regarding the identification of Praxair as the accounting acquirer to provide the specific facts and circumstances considered, how those facts and circumstances led to your conclusion, and how any variability in the facts and circumstances may impact your conclusion once the merger transaction has been completed.

10.   We note your response to comment 40. Regarding your analysis of the guidance in ASC 805-10-25-5 and ASC 810-10-15-8 followed by ASC 805-10-55-12a, your assumptions regarding the percentage of Linde shares tendered in the exchange offer here versus other aspects of your pro forma financial information appear inconsistent. Please revise your presentation throughout to clarify how the assumptions regarding the percentage of Linde shares to be tendered in the exchange offer are consistent. Please also explain how a change in this assumption would impact the conclusions reached and the pro forma financial information and disclosures provided. Please also provide a discussion of how your plans for Linde AG after the exchange offer will impact this assumption as well.

11.   Please provide us with a more comprehensive analysis of your assessment of the factor in ASC 805-10-55-12d. In this regard, it appears that your conclusion that the factor favors Praxair is that the Praxair Chief Executive Officer will be the Chief Executive Officer of Linde plc. In the event that the Praxair Chief Executive Officer is unable or unwilling to serve in this position for whatever reason, who would replace Mr. Angel and/or who would be responsible for selecting a replacement.

12.   Please provide us with a more comprehensive analysis regarding your conclusion that the Linde shareholders are receiving a premium over the pre-combination fair value as it relates to the factor in ASC 805-10-55-12e, as it is unclear how you concluded that the Linde shareholders are receiving a premium simply because their exchange ratio is other than one-for-one. Your expanded analysis should address the liquidity and valuation differences between shares that trade on the NYSE versus the Frankfurt stock exchange.

13.   Please provide us with a more comprehensive explanation as to how you concluded that the facts and circumstances related to the factor in ASC 805-10-55-13 resulted in a neutral conclusion rather than favoring Linde AG. In this regard, it is unclear how margins are an indicator of the relative size of a company. Further, Linde AG's revenue and total assets far exceed Praxair with operating profit and operating cash flow also exceeding Praxair. Finally, it is unclear how you determined that a simple comparison of Praxair and Linde's market capitalization is appropriate, considering the corresponding equity trades on two different exchanges.

3. Calculation of Purchase Consideration, page 237

14.   Please disclose the percentage of voting equity interests assumed in the presentation and throughout the pro forma presentation in accordance with ASC 805-10-50-2c.

15.   Please provide the purchase price allocation required by ASC 805-20-50-1. Please refer to ASC 805-10-55-41 for additional guidance.

5. Notes to Unaudited Pro Forma Condensed Combined Statement of Income, page 241

16.   Please expand note (h) to disclose the period over which the increase in fair value is being amortized.

17.   We note that you have not included any Linde plc shares for the Linde AG share based compensation awards. Please provide an explanation as to why given the expanded disclosures you provided on pages 14-15, noting that these awards will be partially paid out in cash and partially replaced with Linde plc equity awards that are subject to vesting.

Management's Discussion and Analysis of Financial Condition and Results . . ., page 321

Non-GAAP Financial Measures, page 367

18.   We note your presentation of after-tax return on capital and adjusted after-tax return on capital. As previously requested in comment 53, please present the calculation of this percentage using the most comparable US GAAP measures with equal or greater prominence. As net income is the only measure on the face of the consolidated statements of income that includes taxes, net income should be the numerator in the calculation based on US GAAP. Please refer to Question 103.02 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2106, for guidance.

19.   As previously requested in comment 56, please revise the reconciliations for the adjusted after-tax return on capital numerator and adjusted EBITDA to begin with the most comparable US GAAP measure, net income.

Christopher Cossins
Linde plc (f/k/a Zamalight plc)
July 20, 2017
Page 5

Governing Bodies, page 387

20.   We note your response to comment 21 that the supervisory board appoints the members of the executive board and controls and oversees their actions. Please revise this section to include such disclosure.

Management's Discussion and Analysis of Financial Condition and Results of . . ., page 399

Consolidated Results of Operations, page 406

21.   As previously requested in comment 62, please provide a discussion and analysis of the specific facts and circumstances impacting each material category. For example, it is unclear what changes in the actuarial assumptions occurred to cause the remeasurement of defined benefit plans to impact total comprehensive income by €(418) million for fiscal year 2016, €13 million for fiscal year 2015, and €(501) million for fiscal year 2014. Similarly, please explain what specifically caused the variability in unrealized gains/losses on hedging instruments between the periods presented.

Non-IFRS Financial Measures, page 427

22.   In comment 59, we requested that you present return on capital using the most comparable IFRS amounts. It is unclear from your presentation, whether the denominator is based on capital employed in accordance with IFRS or as adjusted.

23.   Please present the twelve-months ended March 31, 2107, and March 31, 2016 denominator amounts.

Index to Linde AG Group Financial Statements, page F.3-1

Group Statements of Cash Flows, page F.3-20

24.   We note your response to comment 70. It remains unclear why you have not separately presented the non-cash impairment loss for trade receivables as an adjustment to profit before tax from continuing operations. Please revise your presentation or provide us with a reference to IFRS-IASB literature that supports the inclusion within the changes of trade receivables.

[27] Financial instruments, page F.3-74

25.   We note your response to comment 87. Please provide us with the components of the cash outflows from non-derivative financial liabilities and cash outflows from derivative financial liabilities to help us better understand what specifically these cash outflows are for and how you determined that none of these cash outflows are required to be included in the contractual obligations table and/or as a footnote to the table.

Exchange Offer Prospectus Cover Page, ALT-1

26.   We note your response to comment 91. Please revise your explanatory note and your disclosure on page ALT-1 to specify the page number of the Exchange Offer Prospectus Cover Page. In this regard, we note the explanatory note lists the Exchange Offer Prospectus Cover Page as ALT-1 when it appears that the Exchange Offer Prospectus Cover Page is on ALT-58.

Tax Consequences of the Exchange Offer to U.S. Holders of Linde Shares, page ALT-42

27.   We note your response to comment 97 that Cravath, Swaine & Moore, LLP will deliver a tax opinion. Please file such opinion as promptly as possible. If you are not in a position to file this tax opinion with the next amendment, please provide a draft copy for us to review. The draft opinion should be filed on EDGAR as correspondence.

28.   Please explain why Cravath, Swaine & Moore, LLP cannot give a "will" opinion and describe the degree of uncertainty in the opinion and provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. Refer to III.C.4. of Staff Legal Bulletin No. 19.

        You may contact Tracey Houser (Staff Accountant) at 202-551-3736 or Terence O'Brien (Accounting Branch Chief) at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3754 with any other questions.

                                        Sincerely,

                                        /s/ Asia Timmons-Pierce, *for*

                                        Pamela Long
                                        Assistant Director
                                        Office of Manufacturing and
                                        Construction

cc: Keith A. Pagnani, Esq.
        Sullivan & Cromwell LLP